UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Sierra Total Return Fund
(Name of Issuer)

Class T Shares of Beneficial Interest
(Title of Class of Securities)

82653M406
(CUSIP Number)

Seth Taube
Medley LLC
280 Park Avenue, 6th Floor East
New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82653M 406	13D	Page 1 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Seed Funding II LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	80,000
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	80,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person	80,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	95.24%*
14	Type of Reporting Person	CO

*     The denominator is based on the 84,000 Class T shares of beneficial interest outstanding as of June 1, 2017.

CUSIP No. 82653M 406	13D	Page 2 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	84,000*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	84,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person	84,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	100%**
14	Type of Reporting Person	CO
*     Includes 80,000 Class T shares owned by Medley Seed Funding II LLC and 4,000 Class T shares owned by STRF Advisors LLC, the Issuer’s registered investment adviser. In each case, the shares are deemed to be beneficially owned by Medley LLC in light of its control of Medley Seed Funding II LLC as the managing member and its majority ownership of STRF Advisors LLC. Medley LLC is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC.

**   The denominator is based on the 84,000 Class T shares of beneficial interest outstanding as of June 1, 2017.

CUSIP No. 82653M 406	13D	Page 3 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Management Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	84,000*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	84,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person	84,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	100%**
14	Type of Reporting Person	CO
*     Includes 80,000 Class T shares owned by Medley Seed Funding II LLC and 4,000 Class T shares owned by STRF Advisors LLC, the Issuer’s registered investment adviser. In each case, the shares are deemed to be beneficially owned by Medley Management Inc., a holding company whose sole asset is its controlling equity interest in Medley LLC, which in turn controls Medley Seed Funding II LLC as the managing member and is the majority owner of STRF Advisors LLC. Medley LLC is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC.

**   The denominator is based on the 84,000 Class T shares of beneficial interest outstanding as of June 1, 2017.

CUSIP No. 82653M 406	13D	Page 4 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Group LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	84,000*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	84,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person	84,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	100%**
14	Type of Reporting Person	CO
*     Includes 80,000 Class T shares owned by Medley Seed Funding II LLC and 4,000 Class T shares owned by STRF Advisors LLC, the Issuer’s registered investment adviser. In each case, the shares are deemed to be beneficially owned by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. Medley Group LLC has discretionary power over such shares in light of its controlling interest in Medley LLC, which in turn controls Medley Seed Funding II LLC as the managing member and is the majority owner of STRF Advisors LLC. Medley LLC is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC.

**   The denominator is based on the 84,000 Class T shares of beneficial interest outstanding as of June 1, 2017.

CUSIP No. 82653M 406	13D	Page 5 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Brook Taube
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO; PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	84,000*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	84,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person	84,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	100%**
14	Type of Reporting Person	IN

*   Includes 80,000 Class T shares owned by Medley Seed Funding II LLC and 4,000 Class T shares owned by STRF Advisors LLC, the Issuer’s registered investment adviser. In each case, the shares are deemed to be beneficially owned by Brook Taube as a result of his discretionary power over such shares due to his status as a controlling person of Medley LLC, which is the managing member of Medley Seed Funding II LLC and the majority owner of STRF Advisors LLC. Medley LLC is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC, including Brook Taube.

**   The denominator is based on the 84,000 Class T shares of beneficial interest outstanding as of June 1, 2017.

CUSIP No. 82653M 406	13D	Page 6 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Seth Taube
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO; PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	84,000*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	84,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person	84,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	100%**
14	Type of Reporting Person	IN

*   Includes 80,000 Class T shares owned by Medley Seed Funding II LLC and 4,000 Class T shares owned by STRF Advisors LLC, the Issuer’s registered investment adviser. In each case, the shares are deemed to be beneficially owned by Seth Taube as a result of his discretionary power over such shares due to his status as a controlling person of Medley LLC, which is the managing member of Medley Seed Funding II LLC and the majority owner of STRF Advisors LLC. Medley LLC is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC, including Seth Taube.

**   The denominator is based on the 84,000 Class T shares of beneficial interest outstanding as of June 1, 2017.

Item 1. Security and Issuer.

This Schedule 13D relates to Class T shares of beneficial interest of Sierra Total Return Fund (the “Issuer”). The principal executive office of the Issuer is 280 Park Avenue, 6th Floor East, New York, New York 10017.

Item 2. Identity and Background.

This joint statement on Schedule 13D is being filed by Medley Seed Funding II LLC, Medley LLC, Medley Management Inc., Medley Group LLC, Brook Taube and Seth Taube (together, the “Reporting Persons”). Further information regarding the Reporting Persons is set forth below:

1)
Medley Seed Funding II LLC, a Delaware limited liability company (“Seed Funding”). The principal business and office address for Seed Funding is 280 Park Avenue, 6th Floor East, New York, New York 10017.

2)	Medley LLC, a Delaware limited liability company (“Medley LLC”). The principal business and office address for Medley LLC is 280 Park Avenue, 6th Floor East, New York, New York 10017.

3)	Medley Management Inc., a Delaware corporation (“MDLY”). The principal business and office address for MDLY is 280 Park Avenue, 6th Floor East, New York, New York 10017.

4)	Medley Group LLC, a Delaware limited liability company (“Medley Group”). The principal business and office address for Medley Group is 280 Park Avenue, 6th Floor East, New York, New York 10017.

5)
Brook Taube, a United States citizen, is Medley LLC’s Co-Chief Executive Officer, MDLY’s Co-Chief Executive Officer and Co-Chairman of its Board of Directors, and a member of the Issuer’s Board of Trustees. The principal business and office address for Brooke Taube is 280 Park Avenue, 6th Floor East, New York, New York 10017.

6)
Seth Taube, a United States citizen, is Medley LLC’s Co-Chief Executive Officer, MDLY’s Co-Chief Executive Officer and Co-Chairman of its Board of Directors, and the Issuer’s Chief Executive Officer and Chairman of its Board of Trustees. The principal business and office address for Seth Taube is 280 Park Avenue, 6th Floor East, New York, New York 10017.

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 3, 2016, Medley LLC entered into a Master Investment Agreement, as amended (the “Master Agreement”) with DB MED Investor I LLC and DB MED Investor II LLC (the “Preferred Investors”) in new and existing Medley managed funds (the “Joint Venture”). The Preferred Investors are indirectly owned and controlled by investment funds advised by Fortress Credit Advisors LLC and/or its affiliates. Under the Master Agreement, Seed Funding was formed for the purpose of acquiring the Issuer's Class T shares of beneficial interest (the “Class T Shares”).

Pursuant to the terms of the Maser Agreement, Medley LLC is responsible for managing the affairs of Seed Funding and serves as its managing member. Specifically, as it relates to the Class T Shares, Seed Funding is required to seek instructions from Medley LLC with regard to the voting of all proxies relating to the Class T Shares and to vote such proxies only in accordance with such instructions, or to vote such proxies in the same proportion as the vote of all other holders of voting securities in the Issuer.

With respect to the Issuer, as of June 1, 2017, Seed Funding has acquired 80,000 shares of the Class T Shares. The aggregate purchase price was $2,000,000. The source of funding for such purchases was approximately $1.6 million from the Preferred Investors and $400,000 from Medley LLC.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Class T Shares as part of their ordinary course of business for investment purposes, based on their belief that the purchase of the Class T Shares represents an attractive investment opportunity. The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.

The Reporting Persons’ purchase of the Class T Shares has been completed pursuant to a direct purchase from the Issuer. Seed Funding may make additional purchases of the Class T Shares in the future. Future purchases of the Class T Shares by Seed Funding will be completed, at the discretion of Medley LLC, during periods when the trading window of the Issuer is open.

While the Reporting Persons have no present intention to dispose of all or any portion of the Class T Shares beneficially owned by them, any such sales of the Class T Shares may be made in privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer, other than as described above; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of trustees of the Issuer, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the Issuer’s board of trustees; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s certificate of trust, declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) the Class T Shares being delisted from the National Association of Securities Dealers Automated Quotation System, commonly known as “NASDAQ”; or (i) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)               See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Class T Shares identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.

(b)               See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of the Class T Shares beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Class T Shares.

MDLY has a controlling equity interest in, and is the sole managing member of, Medley LLC. Medley Group LLC has a controlling equity interest in MDLY. Brook Taube and Seth Taube have a majority equity interest in, and each individually maintain a controlling interest in, Medley Group LLC.  As a result, Brook Taube and Seth Taube are both deemed to control MDLY, which in turn controls Medley LLC, which serves as the managing member of Seed Funding.

(c)               During the 60-day period ended June 1, 2017, Seed Funding conducted the following transaction in the Class T Shares, which was completed pursuant to a direct purchase from the Issuer. The aggregate sale price in column 4 reflects the total amount paid by Seed Funding as no brokerage commissions were paid.

Date of Transaction	Number of Shares	Price per Share	Aggregate Sale Price
06/01/2017	80,000	$25.00	$2,000,000

(d)              Other than the Reporting Persons, no other person has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class T Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Master Agreement was entered into as of June 3, 2016, by and among Medley LLC, Medley Seed Funding I LLC, a Delaware limited liability company, Seed Funding, Medley Seed Funding III LLC, a Delaware limited liability company, and the Preferred Investors. In pertinent part, the Master Agreement was entered into for the purpose of acquiring the Class T Shares and vests the management and control of Seed Funding exclusively to Medley LLC. A copy of the form of Master Agreement is referred to under Exhibit 7.01 of this Schedule 13D and is incorporated herein by this reference.

On June 6, 2017, Medley LLC, Medley Seed Funding I LLC, a Delaware limited liability company, Seed Funding, Medley Seed Funding III LLC, a Delaware limited liability company, and the Preferred Investors entered into an amendment to the Master Agreement (the “Amended Master Agreement”). In pertinent part, the Amended Master Agreement was entered into for the purpose of extending the term of the Master Agreement and increasing Medley LLC’s capital contribution commitment to new and existing Medley managed funds, including Seed Funding.

A copy of the form of Master Agreement and form of Amended Master Agreement are referred to under Exhibit 7.01 and Exhibit 7.02, respectively, of this Schedule 13D and are incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01
Master Investment Agreement, dated as of June 3, 2016, among Medley LLC, Medley Seed Funding I LLC, Medley Seed Funding II LLC, Medley Seed Funding III LLC, DB MED Investor I LLC and DB MED Investor II LLC (incorporated by reference to Exhibit 10.11 to Medley LLC’s Registration Statement on Form S-1/A (File No. 333-212514) filed on July 28, 2016).

Exhibit 7.02
Amendment dated as of June 6, 2017, to Master Investment Agreement, dated as of June 3, 2016, among Medley LLC, Medley Seed Funding I LLC, Medley Seed Funding II LLC, Medley Seed Funding III LLC, DB MED Investor I LLC and DB MED Investor II LLC (incorporated by reference to Exhibit 10.1 to Medley Management Inc.’s Form 8-K filed on June 12, 2017).

Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated June 12, 2017.

 SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

MEDLEY LLC

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer
Date: June 12, 2017

MEDLEY MANAGEMENT INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer
Date: June 12, 2017

MEDLEY GROUP LLC

By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer
Date: June 12, 2017

MEDLEY SEED FUNDING II LLC

By: Medley LLC, its Managing Member

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer
Date: June 12, 2017

BROOK TAUBE

/s/ Brook Taube
Name: Brook Taube Date: June 12, 2017

SETH TAUBE

/s/ Seth Taube
Name: Seth Taube Date: June 12, 2017